UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                      CALIFORNIA COASTAL COMMUNITIES, INC.
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $0.05 par value per share
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                     42550H
- --------------------------------------------------------------------------------
                                 (CUSIP Number)

                                                   Todd J. Emmerman, Esq.
      Asher B. Edelman                             c/o Rosenman & Colin LLP
      717 Fifth Avenue                             575 Madison Avenue
      New York, New York  10022                    New York, New York  10022
      (212) 371-7711                               (212) 940-8873
- --------------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                 August 2, 1999
- --------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box |_|.

      Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 42550H
- --------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Edelman Value Partners, L.P.
- --------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |X|
                                                                        (b)  |_|
- --------------------------------------------------------------------------------
3     SEC USE ONLY


- --------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
- --------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

- --------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
- --------------------------------------------------------------------------------
                  7     SOLE VOTING POWER


                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            343,012 Shares
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        343,012 Shares
- --------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      343,012 Shares
- --------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


- --------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      3.41%
- --------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
- --------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 42550H
- --------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Edelman Value Fund, Ltd.
- --------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |X|
                                                                        (b)  |_|
- --------------------------------------------------------------------------------
3     SEC USE ONLY


- --------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
- --------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

- --------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      British Virgin Islands
- --------------------------------------------------------------------------------
                  7     SOLE VOTING POWER


                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            352,816 Shares
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        352,816 Shares
- --------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      352,816 Shares
- --------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


- --------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      3.51%
- --------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
- --------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 42550H
- --------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Asher B. Edelman & Associates LLC
- --------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |X|
                                                                        (b)  |_|
- --------------------------------------------------------------------------------
3     SEC USE ONLY


- --------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      N/A
- --------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

- --------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Turks and Caicos
- --------------------------------------------------------------------------------
                  7     SOLE VOTING POWER


                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            352,816 Shares (comprised of shares owned by Edelman
  OWNED BY              Value Fund, Ltd.)
    EACH                --------------------------------------------------------
  REPORTING       9     SOLE DISPOSITIVE POWER
   PERSON
    WITH
                        --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        352,816 Shares (comprised of shares owned by Edelman
                        Value Fund, Ltd.)
- --------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      352,816 Shares
- --------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


- --------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      3.51%
- --------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      OO
- --------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 42550H
- --------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      A.B. Edelman Management Company, Inc.
- --------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |X|
                                                                        (b)  |_|
- --------------------------------------------------------------------------------
3     SEC USE ONLY


- --------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      Not applicable
- --------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

- --------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      New York
- --------------------------------------------------------------------------------
                  7     SOLE VOTING POWER


                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            343,012 Shares (comprised of shares owned by Edelman
  OWNED BY              Value Partners, L.P.)
    EACH                --------------------------------------------------------
  REPORTING       9     SOLE DISPOSITIVE POWER
   PERSON
    WITH
                        --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        343,012 Shares (comprised of shares owned by Edelman
                        Value Partners, L.P.)
- --------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      343,012 Shares (comprised of shares owned by Edelman Value Partners, L.P.)
- --------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


- --------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      3.41%
- --------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
- --------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 42550H
- --------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Asher B. Edelman
- --------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |X|
                                                                        (b)  |_|
- --------------------------------------------------------------------------------
3     SEC USE ONLY


- --------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      Not applicable
- --------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

- --------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
- --------------------------------------------------------------------------------
                  7     SOLE VOTING POWER


                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            695,828 Shares (comprised of shares owned by Edelman
  OWNED BY              Value Partners, L.P., and shares owned by Edelman Value
    EACH                Fund, Ltd.)
  REPORTING             --------------------------------------------------------
   PERSON         9     SOLE DISPOSITIVE POWER
    WITH

                        --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        695,828 Shares (comprised of shares owned by Edelman
                        Value Partners, L.P., and shares owned by Edelman Value Fund, Ltd.)
- --------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      695,828 Shares (comprised of shares owned by Edelman Value Partners, L.P., and shares owned by Edelman Value Fund, Ltd.)
- --------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


- --------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      6.92%
- --------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
- --------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

            This Amendment No. 1 (the "Amendment") amends the Schedule 13D filed on July 9, 1999 (the "Original Schedule 13D") on behalf of (i) Edelman Value Partners, L.P., a Delaware limited partnership ("Edelman Value Partners"), (ii) Edelman Value Fund, Ltd., a British Virgin Islands corporation ("Edelman Value Fund"), (iii) A.B. Edelman Management Company, Inc., a New York corporation ("Edelman Management"), (iv) Asher B. Edelman & Associates LLC, a Turks and Caicos limited liability company ("Edelman Associates") and (v) Asher B. Edelman (such entities and individual are collectively referred to herein as the "Reporting Persons"), with respect to the Common Stock, par value $0.05 per share (the "Common Stock") of California Coastal Communities, Inc., a company incorporated and existing under the laws of the State of Delaware (the "Company"). Capitalized terms herein which are not otherwise defined herein shall have the meanings ascribed to such terms in the Original Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

            Item 3 is hereby amended as follows:

            The aggregate amount of funds used by Edelman Value Partners to purchase shares of Common Stock since the date of the Original Schedule 13D was $594,229. The source of funds used by Edelman Value Fund to purchase such shares was working capital.

            The aggregate amount of funds used by Edelman Value Fund to purchase shares of Common Stock since the date of the Original Schedule 13D was $555,375. The source of funds used by Edelman Value Partners to purchase such shares was working capital.

Item 5. Interest in Securities of the Issuer.

            (a) Item 5(a) is hereby amended and restated to read as follows:

            The aggregate percentage of the outstanding shares of Common Stock reported owned by each Reporting Person is based upon 10,058,539 shares of Common Stock outstanding as of June 18, 1999, as reported in the Company's report on Form 8-K, filed as of June 24, 1999.

            As of the close of business on August 2, 1999:

                  (i) Edelman Value Partners owns 343,012 shares of Common Stock which constitute approximately 3.41% of the shares of Common Stock outstanding;

                  (ii) Edelman Management owns no shares of Common Stock. As sole General Partner of Edelman Value Partners, Edelman Management may be deemed, by the provisions of Rule 13d-3 of the Exchange Act Rules, to be the beneficial owner of the 343,012 shares of Common Stock owned by Edelman Value Partners. Such shares of Common Stock constitute approximately 3.41% of the shares of Common Stock outstanding;

                  (iii) Edelman Value Fund owns 352,816 shares of Common Stock which constitute approximately 3.51% of the shares of Common Stock outstanding;

                  (iv) Edelman Associates owns no shares of Common Stock. As Investment Manager of Edelman Value Fund, Edelman Associates may be deemed under the provisions of Rule 13D-3 of the Exchange Act Rules, to be the beneficial owner of the 352,816 shares of Common Stock owned by Edelman Value Fund. Such shares of Common Stock constitute approximately 3.51% of the shares of Common Stock outstanding.

                  (v) Asher B. Edelman owns no shares of Common Stock. As the President and sole Director of Edelman Management, which is the sole General Partner of Edelman Value Partners, and as the Managing Member of Edelman Associates, which is the Investment Manager of Edelman Value Fund, Mr. Edelman may be deemed under the provisions of Rule 13d-3 of the Exchange Act Rules, to be the beneficial owner of the 343,012 shares of Common Stock owned by Edelman Value Partners and the 352,816 shares of Common Stock owned by Edelman Value Fund. Such shares of Common Stock, in the aggregate, constitute approximately 6.92% of the shares of Common Stock outstanding;

            (c) Item 5(c) is hereby amended as follows:

            Set forth below is a description of all transactions in shares of Common Stock that were effected by any of the Reporting Persons since the date of the Original Schedule 13D. All such transactions were effected on the open market.

                                                    Number           Price
             Entity                 Date          Of Shares        per Share
             ------                 ----          ---------        ---------

      Edelman Value Partners       7/12/99              59          $6.875
      Edelman Value Partners       7/15/99           1,700          $6.875
      Edelman Value Partners       7/23/99             500          $7.25
      Edelman Value Partners       7/27/99           1,500          $7.8125
      Edelman Value Partners       7/30/99           1,500          $7.50
      Edelman Value Partners       8/2/99           75,000          $7.375
      Edelman Value Fund           8/2/99           75,000          $7.375

Item 7. Material to be Filed as Exhibits.

            Item 7 is hereby restated as follows:

            Exhibit 1: Agreement Pursuant to Rule 13d-1(k)

                                    SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: August 3, 1999


                              /s/ Scott G. Kasen
                              -----------------------------------------
                              Scott G. Kasen, as attorney-in-fact for
                              each of Asher B. Edelman, Edelman Value
                              Partners, L.P., Edelman Value Fund, Ltd.,
                              Asher B. Edelman & Associates LLC and
                              A.B. Edelman Management Company, Inc.